EXHIBIT 99.1

Precision Drilling’s Digital Technology Leadership Recognized With Recent Awards for Innovation and Technology

CALGARY, Alberta, May 26, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) has been named the 2020 Energy Excellence Awards “Innovation & Technology Excellence” champion. This award recognizes Precision’s industry-leading Alpha digital suite including AlphaAutomation, AlphaApps and AlphaAnalytics, as it relates to productivity, savings in time, financial management, safety, and changes to environmental performance. Additionally, in 2019 Precision was awarded Hitachi’s Transformation Award for Data Insights Optimization, recognizing Hitachi customers who collaboratively drive positive economic, social and environmental impact.

Additional details can be found by accessing the below links:

https://www.dailyoilbulletin.com/article/2020/5/20/precision-named-energy-excellence-awards-champion-/

https://www.hitachinext.com/en-us/transformation-awards-2019.html

https://social-innovation.hitachi/en-us/case_studies/precision-drilling

Precision has spent over three years implementing, trialing, and field-hardening its open-collaboration automation platform. In late 2019, the Company announced full commercialization of AlphaAutomation and today has 40 systems deployed with over 1,400 wells drilled throughout North America. This platform supports both third party and internally developed applications, including Precision’s full suite of AlphaApps, designed to enhance the drilling process with on-bottom optimization and cost control. Additionally, Precision’s AlphaAnalytcis further improves decision making and execution by delivering high-fidelity data in real-time from both the automation platform and the drilling equipment control system. The Company recently announced that it has partnered with a major U.S. customer to trial run AlphaAnalytics on all of their Precision rigs.

In combination with its standardized Super Series rig fleet, Precision leverages its robust technology offering to further drive performance through its core strength of integrating data insights, human ingenuity, automation consistency and smart algorithms to drill better wells. This technology offering further enhances the Company’s High Performance, High Value strategy by providing predictable and repeatable results to its customers.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps and rental equipment and directional drilling services, all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations and Corporate Development
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com